United States securities and exchange commission logo





                            July 20, 2023

       Gary Seaton
       Chairman and CEO
       Australian Oilseeds Holdings Limited
       126-142 Cowcumbla Street, Cootamundra
       Site 2: 52 Fuller Drive Cootamundra
       PO Box 263 Cootamundra, Australia 2590

                                                        Re: Australian Oilseeds
Holdings Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-4
                                                            Submitted June 29,
2023
                                                            CIK No. 0001959994

       Dear Gary Seaton:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-4 submitted June 29, 2023

       Unaudited Pro Forma Condensed Combined Financial Statements
       Unaudited Pro Forma Condensed Combined Statement of Operations, page 146

   1. Please present pro forma earnings per disclosures, as previously provided and required by
                                                        Article 11 of
Regulation S-X.
       Facilities and Expansion, page 187

   2. Please update the disclosure in the project schedule on page 188. For example, clarify whether
pre-construction activities were completed in May 2023 and whether construction activities began in
June 2023.
 Gary Seaton
Australian Oilseeds Holdings Limited
July 20, 2023
Page 2
AOI's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 191

3. We note your response to prior comment number 8; however, we did not find meaningful updated MD&A disclosures as of and for the interim period ended and re-issue our prior comment. We note your narrative disclosures for the interim period only discuss net profit. We found no disclosures related to changes in the component of your results of operations and liquidity as of and during the current interim period relative to the comparative interim period as required by Item 14(g) of Form F-4. Consolidated Financial Statements
Australian Oilseeds Investments Pty Ltd, page F-52

4. We note your response to prior comment number 11, including the disclosures on page
      82. Please revise your revenue recognition policy in the notes to your audited financial statements to clarify, if accurate, that sales to Energreen Nutrition are recognized when they sell your products to a third party customer.
5. We note your response to prior comment number 12, including the disclosures on page F-
      79. Please revise the notes to your annual and interim financial statements to provide significant customer disclosures related to the annual and interim periods included in each set of financial statements.
General

6. We note the exclusive forum provision included in your Amended and Restated
      Memorandum of Association. Please revise to disclose the scope of your exclusive forum provision. Please include any appropriate risk factor disclosure.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or
Anne
McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameGary Seaton
                                                            Division of
Corporation Finance
Comapany NameAustralian Oilseeds Holdings Limited
                                                            Office of
Manufacturing
July 20, 2023 Page 2
cc:       Barry I. Grossman, Esq.
FirstName LastName